Morgan Stanley Institutional Fund, Inc. - International Real
Estate Portfolio

Item 77.C.     Matters Submitted to a Vote of Security Holders

      At  a  Special Meeting of Shareholders held on  August  18,
2005,  the  shareholders of the European  Real  Estate  Portfolio approved  a  modification  of  the investment  objective  of  the
European Real Estate Portfolio and, as a result, a change in  the investment  strategy and a change in the name  of  the  Portfolio from the European Real Estate Portfolio to the International Real
Estate Portfolio.

For:      3,574,012.808                 Against:       28,294.349
Abstain: 37,124.000